SIGMA LITHIUM’S 3Q 25 RESULTS:
INCREASE IN REVENUES AND CASH POSITION

HIGHLIGHTS

•	Sigma Lithium net revenue increased by 69% QoQ and 36% YoY, as it commercially partnered with its clients and leaned on their balance sheets: efficiently navigated lithium price fluctuations.
•	Generated US$ 24 million from final price settlements of sales concluded by 3Q25, with an additional cash generation of approximately US$ of approximately US$ 4 million expected from incremental settlements.
•	Additionally, US$ 33 million is expected from the sale of 950,000 tonnes of high purity lithium materials (“middlings”) that can be reprocessed by clients.
•	Mining operations are expected to restart by the end of November and achieve a full ramp-up by 1Q26 with upgraded equipment leased directly from manufacturers at low rates and directly managed and operated by Sigma Lithium.
•	Maintained financial discipline and continued to deleverage: short term (high interest) trade finance debt was decreased by 48% during the year till Nov 2025

Conference Call Information

The Company will hold a conference call to discuss its financial results for the second quarter of 2025 at 8:30 a.m. ET on Friday, November 14, 2025. Register for the call at https://ir.sigmalithiumcorp.com/events

São Paulo, Brazil. November 14, 2025. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of batteries for electric vehicles and energy storage systems with socially and environmentally sustainable lithium concentrate, reports its results for the third quarter ended September 30, 2025.

SUMMARY OF OPERATIONAL AND FINANCIAL METRICS

Category	Unit	3Q25	2Q25	% QoQ	3Q24	% YoY
Production Volume	Kt	44.0	68.4	-36%	60.2	-27%
Sales Volume	Kt	48.6	40.4	21%	57.5	-15%
Average Net Realised Price	US$/t	586	419	40%	364	61%
Net Revenues	US$ M	28.5	16.9	69%	20.9	36%
CIF Cash Cost + Royalties	US$/t	543	442	23%	513	6%
EBITDA	US$ M	-6.2	-17.1	-64%	-11.4	-46%
Cash and Cash Equivalents	US$ M	6.1	15.1	-60%	65.6	-91%
Trade Finance	US$ M	37	43	-14%	59	-37%
Total Debt	US$ M	161.9	167	-3%	181.2	-11%

SUBSTANTIAL REVENUE GROWTH

Sigma Lithium reported net revenues of US$28.5 million for 3Q25, representing substantial increases of 69% quarter-over-quarter and 36% year-on-year. The increases reflected a successful commercialization strategy, which enabled the company to maximize seasonal lithium price variations and lock gains, enabled by the Company’s provisional pricing strategy. The increase on a quarter-over-quarter basis also reflected better sales volumes, which rose 21% primarily because in the previous quarter, in line with Sigma Lithium´s disciplined commercial strategy, the Company temporarily withheld product from the market during periods of intense price volatility to preserve pricing power and protect long-term margins.

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MINING OPERATIONS UPGRADED TO MATCH GREENTECH INDUSTRIAL PLANT 3.0

Following the upgrade in the Greentech industrial plant last year in Nov. 24, it has veen recurringly delivering unprecedent recovery levels since January 2025, with over 70% at plant level. As a result, in 2026, the Company plans to reach the full Greentech industrial plant capacity of 300kt, already achieved in 4Q 24.

As a result, our medium term mine plan was extensively reviewed throughout the year: initiatives to assess the upgrade in mining operations currently in execution include the increase in the size of the mining equipment (double the capacity of trucks and excavators) and full digitalization of controls in mining operations, including fleet and diesel. Sigma Lithium took over the mining operations from a previous equipment contractor and plans to be leasing equipment directly from manufacturers, funding this upgrade via offtake agreements in Asia, with low interest rates. The Company expects mining operations to resume by the end of November achieving a full ramp-up by 1Q26.

SIGNIFICANT IMPROVEMENT IN CASH POSITION IN CONTRAST TO PEERS

As of September 30, 2025, the Company’s had cash and cash equivalents of US$6.1 million in addition to US$ 20 million from trade receivables booked in the quarter totaling US$ 26.1 million.

Currently, as of November 13, 2025, Sigma Lithium converted the trade account receivables into US$21 million in cash and benefitted from an US$ 8 million increase in the value of certain settled trade receivables sold by the 3Q25, totaling US$ 29 million representing a significant improvement in the Company´s liquidity.

Additionally, the company has the opportunity to monetize its high purity re-processed lithium materials (“middlings”) in the robust lithium market environment during this quarter.

DELEVERAGED BY DECREASING TRADE FINANCE SHORT TERM DEBT

During 2025, Sigma Lithium has substantially deleveraged by reducing its expensive short-term trade finance by 38% to US$ 37 million as of September 30, 2025. Additionally, the Company continued to execute this strategy planning to decreasing the trade finance debt by 60% to November 30, 2024.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of batteries for electric vehicles and energy storage systems with socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain, producing Quintuple Zero Green Lithium: made with zero coal power, zero tailings dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 37,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to more than double production capacity to approximately 80,000 tonnes of LCE per year.

For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium
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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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